                                                                     EXHIBIT 1.2
                               [LOGO "CHINA MOBILE"]

                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                      ANNOUNCEMENT OF 2003 INTERIM RESULTS



o     Turnover reached RMB76.7 billion, up by 39%    o     Net profit of RMB17.5 billion, up by 13%
o     EBITDA of RMB45.2 billion, up by 35%           o     Total subscribers reached 129.1 million,
o     Sustained high EBITDA margin 59.0%                   up by 11.41 million

CHAIRMAN'S STATEMENT

Dear Shareholders,

While intensified competition in Mainland China's telecommunications market and the sudden outbreak of Severe Acute Respiratory Syndrome, or SARS, in certain regions of China appreciably affected the Company's operations during the first half of 2003, the Company maintained its position as the market leader in Mainland China's mobile telecommunications industry. By unswervingly pursuing development strategies focused on its core mobile telecommunications business, proactively leveraging its advantages of scale, network quality, technologies and services and adopting effective competitive strategies to maintain its sound fundamentals, the Group enhanced its overall competitiveness and achieved continued growth, obtained favorable financial results, and maintained its solid capital structure.

The Group obtained satisfactory financial results. By leveraging its advantage of scale and through resource integration and efficient management, the Group maintained favorable operational efficiency during the first six months of 2003. In response to pricing pressures from its competitors, the Group implemented effective competitive strategies that sustained steady growth in total revenue. As a result of encouraging business growth, aggressive cost controls, effective management of capital expenditures, and given that the implementation of certain capital expenditure plans was deferred in the aftermath of the SARS outbreak, the Group recorded strong free cash flow in the first half of 2003. In the first six months of 2003, the Group's operating revenue reached RMB76,657 million, representing an increase of 39 per cent. over the same period in the 2002 financial year. EBITDA reached RMB45,201 million, representing an increase of 35 per cent. over the same period last year. EBITDA margin was maintained at a relatively high level of 59.0 per cent. Net profit reached RMB17,469 million, representing an increase of 13 per cent. from the same period in 2002, and the Group's earnings per share was RMB0.89, representing an increase of 7 per cent. compared with the same period in the prior year. In the year following completion of the acquisition of Anhui Mobile and the other seven mobile telecommunications companies, controls have been broadly invigorated, with improvement evidenced by enhanced operational efficiency and synergy contributing positively to the Group's overall performance.

For ease of comparison, assuming that the existing corporate structure of the Group with 21 operating subsidiaries has been in place since 1 January 2002, the Group's operating revenue for the first half of 2003 increased by 9 per cent. compared to the pro-forma combined figure over the same period in year 2002. EBITDA increased by 9 per cent. compared to the pro-forma combined figure over the same period last year. Net profit increased by 3.5 per cent. compared to the pro-forma combined figure over the same period in 2002. The Group wishes to highlight that new businesses, principally its Short Message Service ("SMS"), maintained its remarkable growth momentum and has become a key driver of the Group's overall revenue growth. In the first six months of 2003, revenue from new businesses reached RMB6,392 million, representing an increase of 86 per cent. compared to the pro-forma combined figure over the same period in 2002. In particular, revenue from new businesses accounted for 8.3 per cent. of the Group's total operating revenue, representing an increase of 3.4 percentage points compared to the pro-forma combined figure over the same period last year, reflecting significant potential for future growth.

During the first half of 2003, the Group's business showed continued growth. Taking its cues from the market, the Group adopted rational and effective competitive strategies, actively conducted brand promotion and marketing, developed comprehensive new businesses, further improved customer service procedures, integrated sales and distribution channels, and launched special promotional packages tied to usage volume to fully leverage our available network capacity. Increasing customer satisfaction while maintaining the steady growth in subscriber base and usage volume, the Company benefited from price elasticity such that, notwithstanding the decline in revenue per minute, ARPU remained relatively stable and operating revenue recorded steady growth. As a result, the Company was able to maintain its leading position, notwithstanding intensified competition in Mainland China's telecommunications market. The Company's 21 subsidiaries in Mainland China maintained satisfactory growth in subscriber base, which reached 129.1 million as at 30 June 2003, representing a net increase of 11.41 million from the end of 2002. Usage volume for the first half of 2003 reached 161.9 billion minutes, representing an increase of 33 per cent. when compared to the pro-forma combined figure over the same period in 2002.

The Group's brand enhancement and restructuring initiatives have produced initial results. While continuing to promote the exclusive "GoTone" brand in 2003, the Group concurrently kicked-off a full-scale launch of "M-Zone" services, which combine voice with various data businesses to address the needs of the trendy youth market throughout its service areas. "M-Zone" achieved a base of 5.47 million subscribers as at the end of June 2003. It is worthy of note that as much as one-third of operating revenue attributable to the Group's "M-Zone" subscribers is derived from new businesses. The Group's new businesses, in particular its SMS, sustained continued, rapid growth. SMS usage for the first half of 2003 reached 40.7 billion messages, representing an increase of 144 per cent. when compared to the pro-forma combined figure over the same period last year. The Group's mobile data businesses users reached 83.05 million and the Group's Multimedia Messaging Services ("MMS") business is progressively winning recognition from the market. At the same time, in order to anticipate market needs and leverage our competitive advantages, the Group cooperated with various service providers to launch new and innovative businesses, such as "e-Freedom", "Color Ring", "Treasure Box (Java)", and "Voice-SMS Interaction". The Group has adopted a variety of marketing campaigns to promote the rapid development of its mobile data businesses, reinforce consumer differentiation, and consolidate its leading position in these areas.

Superior mobile services are facilitated and ensured by enhanced, premium networks. In the first half of 2003, the Group improved network optimization, consolidating its coverage advantages in key urban areas and traffic arteries. The Group has developed a centralized network management model and has effectively reduced management costs. Concurrently, the Group has actively pursued research to develop new technologies and has implemented regular research programs to promote new telecommunications standards. A number of network management standards developed through research led by the Group have been adopted by the Ministry of Information Industry, or MII, as industry standards in Mainland China.

In the first half of 2003, the Group further upgraded its comprehensive management system, successfully linking budget management with performance and remuneration management, in a closed loop, with a view to maximizing the effectiveness of its incentive mechanisms in the drive to improve the performance of the Group and its employees. Also, as a listed public company, the Company resolves to operate in a proper manner and uphold a high standard of corporate governance. In 2003, the Company strengthened its internal audit management and, through rigorous information disclosure procedures and internal controls, endeavoured to ensure optimal communication with investors and ensure the truthfulness, accuracy and timeliness of its corporate disclosures.

The Company has always emphasized the importance of corporate social responsibility and support for the community. In the first half of 2003, the Group aligned with various sectors of the community to combat the SARS outbreak by ensuring the availability of telecommunications services. The Group also made charitable donations to relevant healthcare providers and employed its own network resources to disseminate the latest SARS-related news to its customers, free of charge, via its short message platform, thereby enhancing the Group's corporate profile while serving the needs of the community.

The Company's outstanding performance has won popular recognition and acclaim. In 2003, the Company was selected by BusinessWeek as one of the "Info Tech 100", and ranked first in its "The Top 200 Emerging-Market Companies" for the fourth consecutive year. Also in 2003, the Company was named "Best Financial Management" in China in FinanceAsia's "Asia's Best Companies 2003" survey; was again inducted into the renown American business magazine Forbes' "The A-List:
The World's 400 Best Big Companies", and was the only company in Mainland China to receive this honor on two separate occasions; and advanced to 100th place in 2003, from 159th place in 2002, in Forbes' "The Global 500".

The Company holds in highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. Having taken into account various relevant factors, including the Company's sustained sound fundamentals, the Board has resolved to pay the Company's first ever interim dividend, in the amount of HK$0.16 per share, for the year 2003, representing half of the dividend paid for the full year of 2002. The full year's dividends for the 2003 financial year will be determined by the Board following a review of the Company's full-year annual results and will take into account such factors as future business development, asset acquisitions, and the financial and cash flow position of the Company. The Board considers that the Company's strong free cash flow is capable of supporting the investments required to maintain the stable growth of the Company while also providing shareholders with a favorable cash return. The Company will endeavour to achieve a sustainable and steadily increasing dividend in the long run, with a view to generating the best possible return for shareholders.

Looking ahead, Mainland China's macro-economic development is expected to maintain a trend of steady growth, with a continued increase in consumer purchasing power, providing enormous market capacity and opportunity for the Company's future development. Following Mainland China's entry into the World Trade Organization, various domestic reforms will be implemented and the regulation of Mainland China's telecommunications market will develop along a more fair, open and transparent path, more closely aligned with international practice. These developments will provide the Group with further development opportunities and an external competitive environment that is more rational and orderly. Nonetheless, the expansion of the "Xiaolingtong" service areas across Mainland China and the encroaching expansion of the CDMA network continue to present a serious challenge to the Group's development. The future competitive environment will be increasingly intense, with growing competitive pressures. The Group will maintain its competitive advantages by further leveraging its advantages of scale, network quality, products and services, management and technologies, to target differentiated customer segments, further integrate its brands, and proactively develop mobile data and other new businesses, through continuous business and service innovation. The Company will consistently pursue the complementary development strategies of organic and external growth; adhere to a philosophy that Company management must always be candid, receptive, innovative, resolute, and focused on its core mobile telecommunications business, to maintain sound fundamentals and a solid financial position, consolidate its leading market position and maintain sustainable development, in order to generate greater value for our shareholders.

                                                       WANG XIAOCHU

                                            Chairman and Chief Executive Officer

Hong Kong, 12 August 2003

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2003
(Expressed in Renminbi)

                                                    SIX MONTHS ENDED 30 JUNE
                                                   ---------------------------
                                                       2003            2002
                                                       ----            ----
                                            Note   RMB million      RMB million

                                                                       restated
                                                                   (See Note 20)

OPERATING REVENUE (TURNOVER)                 4

Usage fees                                           54,528           40,875

Monthly fees                                         10,075            6,940

Other operating revenue                      5       12,054            7,331
                                                     ------           ------
                                                     76,657           55,146
                                                     ------           ------

OPERATING EXPENSES

Leased lines                                          2,655            2,767

Interconnection                                       7,510            6,615

Depreciation                                         16,907           10,465

Personnel                                             3,900            3,002

Other operating expenses                             18,488           10,184
                                                     ------           ------
                                                     49,460           33,033

PROFIT FROM OPERATIONS                               27,197           22,113

AMORTISATION OF GOODWILL                               (936)              --

OTHER NET INCOME                                      1,097              855

NON-OPERATING NET INCOME                                222              474

INTEREST INCOME                                         325              235

FINANCE COSTS                                        (1,088)            (664)
                                                     ------           ------

PROFIT FROM ORDINARY ACTIVITIES
BEFORE TAXATION                              6       26,817            23,013

TAXATION                                     7       (9,355)           (7,564)
                                                     -------           ------


PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                17,462         15,449

MINORITY INTEREST                                                  7              2
                                                              ------         ------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                           17,469         15,451
                                                              ======         ======

EARNINGS PER SHARE -- BASIC                       9(a)   RMB89 CENTS    RMB83 cents
                                                         ===========    ===========

EARNINGS PER SHARE -- DILUTED                     9(b)   RMB89 CENTS    RMB83 cents
                                                         ===========    ===========

DIVIDEND PER SHARE                                8(a)       HK$0.16             --
                                                         ===========    ===========

EBITDA (RMB MILLION)                                          45,201         33,433
                                                         ===========    ===========




UNAUDITED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2003
(Expressed in Renminbi)

                        SHARE     SHARE      CAPITAL      GENERAL        PRC      RETAINED
                       CAPITAL   PREMIUM     RESERVE      RESERVE     STATUTORY   PROFITS   TOTAL
                                                                      RESERVES
                       -------   -------     -------      -------     ---------   --------  -----
                       RMB       RMB         RMB          RMB         RMB         RMB       RMB
                       million   million     million      million     million     million   million

At 1 January 2003

-- as previously
reported               2,099      374,579     (296,470)       72       24,714     67,208    172,202

-- prior period
adjustment in respect
of deferred taxation      --           --          805        --           --        258      1,063
                       -----      -------     --------       ---       ------     ------    -------

As restated
(See Note 20)          2,099      374,579     (295,665)       72       24,714     67,466    173,265

Dividend approved
during the period         --           --           --        --           --     (6,679)    (6,679)

Net profit for the
period                    --           --           --        --           --     17,469     17,469
                       -----      -------     --------       ---       ------     ------    -------
At 30 June 2003        2,099      374,579     (295,665)       72       24,714     78,256    184,055
                       =====      =======     ========       ===       ======     ======    =======



                        SHARE     SHARE      CAPITAL      GENERAL        PRC      RETAINED
                       CAPITAL   PREMIUM     RESERVE      RESERVE     STATUTORY   PROFITS   TOTAL
                                                                      RESERVES
                       -------   -------     -------      -------     ---------   --------  -----

                       RMB       RMB         RMB          RMB         RMB         RMB       RMB
                       million   million     million      million     million     million   million


At 1 January 2002

-- as previously
reported               1,986      347,011    (296,470)        72       17,676     41,504    111,779

-- prior period
adjustment in respect
of deferred taxation      --           --         805         --           --        399      1,204
                       -----      -------     --------       ---       ------     ------    -------

As restated
(See Note 20)          1,986      347,011     (295,665)       72       17,676     41,903    112,983

Issue of new shares       25        6,180           --        --           --         --      6,205

Expenses incurred
for issuance of
new shares                --         (236)          --        --           --         --       (236)

Net profit for the
period (restated)         --           --           --        --           --     15,451     15,451
                       -----      -------     --------       ---       ------     ------    -------
At 30 June 2002        2,011      352,955     (295,665)       72       17,676     57,354    134,403
                       =====      =======     ========       ===       ======     ======    =======

UNAUDITED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2003
(Expressed in Renminbi)

                                                      UNAUDITED       Audited
                                                     AT 30 JUNE   At 31 December
                                                        2003           2002
                                                     -----------  --------------
                                               Note  RMB million    RMB million

                                                                      restated
                                                                   (See Note 20)

NON-CURRENT ASSETS

Fixed assets                                          162,898          165,409

Construction in progress                               23,769           23,013

Goodwill                                               35,287           36,223

Interest in associates                                     16               16

Investment securities                                      77               77

Deferred tax assets                                     5,443            4,991

Deferred expenses                                         166              190
                                                      -------          -------
                                                      227,656          229,919

CURRENT ASSETS

Inventories                                             1,960            1,586

Amount due from ultimate holding company       10       1,045            1,282

Accounts receivable                            12       6,558            6,066

Other receivables                              13       1,579            1,465

Prepayments and other current assets                    2,161            2,059

Deposits with banks                                    11,678           11,069

Cash and cash equivalents                      14      46,290           32,575
                                                      -------          -------
                                                       71,271           56,102

CURRENT LIABILITIES


Bank loans and other interest-bearing
borrowings                                     15     (13,460)          (8,132)

Bills payable                                            (801)          (1,256)

Current instalments of obligations
under finance leases                                      (68)             (68)

Current portion of deferred revenue                    (7,475)          (6,760)

Amount due to ultimate holding company         10      (1,085)          (1,217)

Amount due to immediate holding company        11        (248)            (402)

Accounts payable                               16     (20,659)         (19,251)

Accrued expenses and other payables                   (20,907)         (16,460)

Taxation                                               (6,189)          (6,568)
                                                      -------          -------
                                                      (70,892)         (60,114)

NET CURRENT ASSETS/(LIABILITIES)                          379           (4,012)

TOTAL ASSETS LESS CURRENT LIABILITIES                 228,035          225,907


NON-CURRENT LIABILITIES

Bank loans and other interest-bearing
borrowings                                      15    (27,885)         (36,348)

Amount due to immediate holding company         11    (15,176)         (15,176)

Deferred revenue, excluding current portion              (660)            (869)

Deferred tax liabilities                                  (75)             (58)
                                                      -------          -------
                                                      (43,796)         (52,451)

MINORITY INTERESTS                                       (184)            (191)

NET ASSETS                                            184,055          173,265
                                                      =======          =======


CAPITAL AND RESERVES

Share capital                                    17     2,099            2,099



Reserves                                              181,956          171,166
                                                      -------          -------
                                                      184,055          173,265
                                                      =======          =======

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003
(Expressed in Renminbi)


                                                                SIX MONTHS ENDED 30 JUNE
                                                               --------------------------
                                                                  2003            2002
                                                               -----------     -----------
                                                               RMB million     RMB million

NET CASH FROM OPERATING ACTIVITIES                                  41,595         30,612

NET CASH USED IN INVESTING ACTIVITIES                              (16,605)        (5,241)

NET CASH (USED IN)/FROM FINANCING ACTIVITIES                       (11,275)         3,967
                                                                   -------         ------
NET INCREASE IN CASH AND CASH EQUIVALENTS                           13,715         29,338

CASH AND CASH EQUIVALENTS AT 1 JANUARY                              32,575         21,821
                                                                    ------         ------
CASH AND CASH EQUIVALENTS AT 30 JUNE                                46,290         51,159
                                                                    ======         ======
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

Deposits with banks maturing within three months when placed         7,329         26,827

Cash and bank balances                                              38,961         24,332
                                                                    ------         ------
                                                                    46,290         51,159
                                                                    ======         ======

NOTES ON THE UNAUDITED INTERIM ACCOUNTS
(Expressed in Renminbi)

1.    BASIS OF PREPARATION

      The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

      The interim results are unaudited, but have been reviewed by the Audit Committee of China Mobile (Hong Kong) Limited (the "Company") and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

      The unaudited consolidated financial information for the six months ended 30 June 2003 includes the financial information of the Company and its major subsidiaries, Guangdong Mobile

      Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile"), Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), China Mobile Holding Company Limited (formerly China Mobile (Shenzhen) Limited), Aspire Holdings Limited ("Aspire"), Aspire Information Network (Shenzhen) Limited and Aspire Technologies (Shenzhen) Limited, (the "Group"), for the six months ended 30 June 2003.

      The unaudited consolidated financial information for the six months ended 30 June 2002 includes the financial information of the Company and its major subsidiaries, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, China Mobile (Shenzhen) Limited, Aspire, and Aspire Technologies (Shenzhen) Limited, for the six months ended 30 June 2002.

      The financial information relating to the financial year ended 31 December 2002 included in the interim accounts does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2002 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 18 March 2003.

      The same accounting policies adopted in the 2002 annual accounts have been applied to the interim consolidated accounts except for the accounting policy for deferred taxation (see Note 2).

2.    CHANGE OF ACCOUNTING POLICY

      In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with SSAP 12 (revised) issued by the HKSA, the Group adopted a new policy for deferred tax as set out below:

      -- Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

            Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions are temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

            The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

            The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

            Current and deferred tax assets and liabilities are offset if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

            -- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

            -- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

                  --    the same taxable entity; or

                  -- different taxable entities, which, in each future period in which significant amount of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

      As a result of the adoption of this accounting policy, the Group's profits for the period ended 30 June 2003 has been increased by RMB138 million (2002 : RMB236 million) and the net assets as at period ended 30 June 2003 has been increased by RMB1,201 million (at 31 December 2002: RMB1,063 million). The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information of the Group adjusted for the amounts relating to prior periods as disclosed in the unaudited consolidated statement of changes in equity.

3.    SEGMENT REPORTING

      No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

4.    TURNOVER

      Turnover primarily represents usage fees, monthly fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at approximately 3 to 3.30 per cent. of the corresponding revenue.

5.    OTHER OPERATING REVENUE

      Other operating revenue mainly represents charges for wireless data and value-added services, roaming in fees and interconnection revenue. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

6.    PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

      Profit from ordinary activities before taxation is arrived at after charging:

                                                 SIX MONTHS ENDED 30 JUNE
                                             ---------------------------------
                                                2003                   2002
                                             -----------           -----------
                                             RMB million           RMB million



Interest on borrowings                          1,088                    664

Depreciation                                   16,907                 10,465

Amortisation of goodwill                          936                     --

Amortisation of deferred expenses                  24                     21

Operating lease charges in respect of

-- properties                                     779                    512

-- leased lines                                 2,655                  2,767

-- others                                         259                    263

Contributions to defined contribution plans       232                    133

Provision for doubtful accounts                 1,104                    834
                                               ======                 ======


7.    TAXATION

                                                SIX MONTHS ENDED 30 JUNE
                                             ---------------------------------
                                                2003                  2002
                                             -----------           -----------
                                             RMB million           RMB million

                                                                     restated



Provision for PRC enterprise income tax
on the estimated taxable profits for
the period                                     10,001                  7,653

(Over)/under-provision in respect of
PRC enterprise income tax for prior period       (211)                    10
                                               ------                 ------
                                                9,790                  7,663

Origination and reversal of temporary
differences transfer to deferred tax             (435)                   (99)
                                               ------                 ------
                                                9,355                  7,564
                                               ======                 ======

      (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2003 and 2002.

      (ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2003, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent., respectively.

8.    DIVIDENDS

      (a)   Dividends attributable to the period

                                                SIX MONTHS ENDED 30 JUNE
                                             ---------------------------------
                                                2003                  2002
                                             -----------           -----------
                                             RMB million           RMB million


Interim dividend proposed after the balance
sheet date of HK$0.16 (equivalent to
approximately RMB0.17)(2002: Nil) per share     3,339                     --
                                               ======                 ======

            The interim dividend proposed after the interim period has not been recognised as a liability at the interim period end.

      (b) Dividends attributable to the previous financial year, approved and paid during the period

                                                SIX MONTHS ENDED 30 JUNE
                                             ---------------------------------
                                                2003                  2002
                                             -----------           -----------
                                             RMB million           RMB million


Final dividend in respect of the previous
financial year, approved and paid during
the period, of HK$0.32 (equivalent to
approximately RMB0.34) (2002: Nil) per share    6,679                     --
                                               ======                 ======


9.    EARNINGS PER SHARE

      (a)   Basic earnings per share

            The calculation of basic earnings per share for the six months ended 30 June 2003 is based on the profit attributable to shareholders of RMB17,469,000,000 (2002: RMB15,451,000,000 (restated)) and the weighted average number of 19,671,653,899 shares (2002:
            18,622,401,068 shares) in issue during the six months ended 30 June 2003.

      (b)   Diluted earnings per share

            The calculation of diluted earnings per share for the six months ended 30 June 2003 is based on the adjusted profit attributable to shareholders of RMB17,532,000,000 (2002: RMB15,515,000,000
            (restated)), after adding back the interest expense on the convertible notes and the weighted average number of 19,762,808,929 shares (2002: 18,714,692,676 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

      (c)   Reconciliations

                                                 SIX MONTHS ENDED 30 JUNE
                                             ---------------------------------
                                                2003                   2002
                                             -----------           -----------
                                             RMB million           RMB million

                                                                     restated


Profit attributable to shareholders
used in calculating basic earnings per share   17,469                 15,451

Interest expense on the convertible notes          63                     64
                                               ------                 ------

Profit attributable to shareholders used
in calculating diluted earnings per share      17,532                 15,515
                                               ======                 ======


                                               Number of            Number of
                                                 shares               shares
                                               ---------            ---------


Weighted average number of
ordinary shares used in calculating
basic earnings per share                       19,671,653,899       18,622,401,068

Deemed issue of ordinary shares for
no consideration                                   91,155,030           92,291,608
                                               --------------       --------------

Weighted average number of ordinary
shares used in calculating diluted
earnings per share                             19,762,808,929       18,714,692,676
                                               ==============       ==============

10.   AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

      Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see Note 18).

11.   AMOUNTS DUE TO IMMEDIATE HOLDING COMPANY

      Amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries on 1 July 2002, which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (at 30 June 2003 and 31 December 2002: 3.801 per cent.) and is not required to be settled within one year. The balance is due on 1 July 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

      The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

12.   ACCOUNTS RECEIVABLE

      Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:


                                    UNAUDITED              Audited
                                   AT 30 JUNE          At 31 December
                                      2003                  2002
                                   ----------          --------------
                                   RMB million           RMB million

Within 30 days                       5,454                  5,150

31-60 days                             627                    580

61-90 days                             477                    336
                                     -----                  -----
                                     6,558                  6,066
                                     =====                  =====


      Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

13.   OTHER RECEIVABLES

      Included in other receivables as at 30 June 2003 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the "China Telecom Group") and China Netcom Communications Group Corporation ("China Netcom") and its subsidiaries (collectively the "China Netcom Group") totalling RMB148,000,000 (At 31 December 2002:
      RMB227,000,000), representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.

14.   CASH AND CASH EQUIVALENTS


                                    UNAUDITED              Audited
                                   AT 30 JUNE          At 31 December
                                      2003                  2002
                                   ----------          --------------
                                  RMB million            RMB million

Deposits with banks                  7,329                  5,004

Cash at banks and in hand           38,961                 27,571
                                    ------                 ------
                                    46,290                 32,575
                                    ======                 ======

15.   BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS

                                      UNAUDITED                                       Audited
                                     30 JUNE 2003                                  31 December 2002
                      -----------------------------------------       ---------------------------------------
                        CURRENT      NON-CURRENT                        Current     Non-current
                      LIABILITIES    LIABILITIES        TOTAL         liabilities   liabilities      Total
                      -----------    -----------        -----         -----------   -----------      -----
                      RMB million     RMB million    RMB million       RMB million   RMB million   RMB million

Bank loans                 3,123          2,417          5,540          6,243          2,613         8,856

Other loans               10,337          1,794         12,131          1,889         10,063        11,952

Fixed rate notes              --          4,963          4,963             --          4,961         4,961

Convertible notes             --          5,711          5,711             --          5,711         5,711

Bonds                         --         13,000         13,000             --         13,000        13,000
                          ------         ------         ------          -----         ------        ------
                          13,460         27,885         41,345          8,132         36,348        44,480
                          ======         ======         ======          =====         ======        ======



      Other loans included designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB11,940,000,000 (31 December 2002:
      RMB11,680,000,000), which bear at the rate of 3.28 per cent. to 3.57 per cent. (At 31 December 2002: 3.45 per cent. to 3.57 per cent.) per annum with maturities in 2003 to 2004.


16.   ACCOUNTS PAYABLE

      Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses. Included in accounts payable as at 30 June 2003 are amounts due to China Telecom Group and China Netcom Group totalling RMB2,248,000,000 (At 31 December 2002: RMB2,119,000,000), representing primarily payables for leased lines and interconnection expenses.

      The ageing analysis of accounts payable is as follows:


                                  UNAUDITED              Audited
                                 AT 30 JUNE          At 31 December
                                    2003                  2002
                                 ----------          --------------
                                 RMB million           RMB million

Amounts payable in the next:

1 month or on demand             13,084                10,904

2-3 months                        2,850                 2,160


4-6 months                        2,178                 2,599

7-9 months                        1,168                 1,594

10-12 months                      1,379                 1,994
                                 ------                ------
                                 20,659                19,251
                                 ======                ======

17.   SHARE CAPITAL

      Issued and fully paid:

                                            AT 30 JUNE 2003
                              -----------------------------------------------
                                                               RMB EQUIVALENT
                                                               --------------
                              No. of shares     HK$ million      RMB million
At 1 January 2003 and
30 June 2003                 19,671,653,899        1,967             2,099
                             ==============        =====             =====

      At 30 June 2003, the outstanding options were as follows:

                                                                                  NO. OF SHARES
                                                                                    INVOLVED
                                                       PRICE PER SHARE TO BE     IN THE OPTIONS
DATE OF OPTIONS    NORMAL PERIOD DURING                 PAID ON EXERCISE OF        OUTSTANDING
GRANTED            WHICH OPTIONS EXERCISABLE                  OPTIONS          AT THE PERIOD END
---------------    -------------------------           ---------------------   -----------------
26 November 1999    26 November 1999 to 7 October 2007          HK$33.91                3,500,000

26 November 1999    26 November 2002 to 7 October 2007          HK$33.91                3,500,000

25 April 2000       25 April 2002 to 7 October 2007             HK$45.04               14,833,000

25 April 2000       25 April 2005 to 7 October 2007             HK$45.04               14,833,000

22 June 2001        22 June 2003 to 7 October 2007              HK$32.10               37,201,250

22 June 2001        22 June 2006 to 7 October 2007              HK$32.10               37,201,250

3 July 2002         3 July 2004 to 2 July 2012                  HK$22.85               74,448,750

3 July 2002         3 July 2007 to 2 July 2012                  HK$22.85               74,448,750
                                                                                      -----------
                                                                                      259,966,000
                                                                                      ===========


      No option had been granted to the directors and employees of the Company during the six months ended 30 June 2003. Share options involving a total number of 3,004,500 ordinary shares previously granted to certain employees of the Company were cancelled during the period.

      None of the directors and employees of the Company exercised their options to subscribe for shares of the Company during the six months ended 30 June 2003.

18.   RELATED PARTY TRANSACTIONS

      Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

      The Group has also significant transactions with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group"). The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for the six months ended 30 June 2003 and 2002.

                                                                      SIX MONTHS ENDED 30 JUNE
                                                                      -------------------------
                                                                         2003            2002
                                                                      ----------      ---------
                                                          Note        RMB million    RMB million


Interconnection revenue                                   (i)             1,212           1,020

Interconnection charges                                   (ii)            1,225             976

Leased line charges                                       (iii)             288             163

Roaming revenue                                           (iv)            3,138           2,487

Roaming expenses                                          (v)             3,290           2,620

Spectrum fees                                             (vi)              277              12

Operating lease charges                                   (vii)             109              58

Roaming billing processing fees                           (viii)             89             115

Equipment maintenance service fees                        (ix)               20              13

Construction and related service fees                     (x)               104              47

Purchase of transmission tower and transmission
tower-related service and antenna maintenance
service fees                                              (xi)               26              --

Prepaid card sales commission income                      (xii)              86              80

Prepaid card sales commission expenses                    (xii)              79              87

Technology platform development and
maintenance service income                                (xiii)              9              13

Telecommunications lines maintenance services fee         (xiv)              19              --

Interest paid/payable                                     (xv)              462              --


      Notes:

      (i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group's subscribers.

      (ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

      (iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

      (iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

      (v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

     (vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

     (vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

     (viii) Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

     (ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

     (x) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company's subsidiaries.

     (xi) This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communication Services Company, a subsidiary of China Mobile in respect of the purchase of transmission towers and for the provision of transmission tower related services.

     (xii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

     (xiii) Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

     (xiv) Telecommunications lines maintenance services fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

     (xv) Interest paid/payable represents the interest paid or payable to China Mobile and China Mobile Hong Kong (BVI) Limited in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

19.   COMMITMENTS

      (a)   Capital commitments

            Capital commitments outstanding not provided for in the accounts were as follows:


                                                UNAUDITED             Audited
                                               AT 30 JUNE         At 31 December
                                                  2003                 2002
                                               ----------         --------------
                                               RMB million          RMB million

Commitments in respect of land and buildings

-- authorised and contracted for                     910                1,167

-- authorised but not contracted for               6,547                3,423
                                                  ------               ------
                                                   7,457                4,590
                                                  ======               ======
Commitments in respect of telecommunications
equipment

-- authorised and contracted for                   5,496                5,270

-- authorised but not contracted for              21,886               23,267
                                                  ------               ------
                                                  27,382               28,537
                                                  ======               ======
Total commitments

-- authorised and contracted for                   6,406                6,437

-- authorised but not contracted for              28,433               26,690
                                                  ------               ------
                                                  34,839               33,127
                                                  ======               ======


      (b)   Operating lease commitments

            The total future minimum lease payments under non-cancellable operating leases are payable as follows:

                                         LAND AND
                                        BUILDINGS   LEASED LINES    OTHERS       TOTAL
                                        ---------   ------------    ------       ------
                                       RMB million   RMB million  RMB million  RMB million


AT 30 JUNE 2003

Within one year                             849         4,037        398           5,284

After one year but within five years      2,170         3,793        287           6,250

After five years                          1,136            96        132           1,364
                                          -----         -----      -----          ------
                                          4,155         7,926        817          12,898
                                          =====         =====      =====          ======

At 31 December 2002

Within one year                             833         4,672        583           6,088

After one year but within five years      2,023         4,117        488           6,628

After five years                          1,512           183        307           2,002
                                          -----         -----      -----          ------
                                          4,368         8,972      1,378          14,718
                                          =====         =====      =====          ======


20.   COMPARATIVE FIGURES

      The presentation and classification of items in the audited consolidated balance sheet at 31 December 2002 and unaudited consolidated profit and loss accounts for the six months ended 30 June 2002 have been changed due to the adoption of the requirements of SSAP12 (revised) "Income Taxes". As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the audited consolidated balance sheet at 31 December 2002 have been restated, and deferred tax assets and deferred tax liabilities have been classified into non-current assets and liabilities respectively. Taxation in the unaudited consolidated profit and loss accounts for the six months ended 30 June 2002 has also been restated.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.    ROBUST CASH FLOW AND SOLID CAPITAL STRUCTURE

      As a result of encouraging business growth, aggressive cost controls, effective management of capital expenditures, and given that the implementation of certain capital expenditure plans was deferred in the aftermath of the SARS outbreak, the Group recorded strong free cash flow in the first half of 2003. The Group's free cash flow (cash flow from operating activities after deducting tax and capital expenditure paid) for the first six-month period of 2003 was RMB25,148 million. As at 30 June 2003, the total cash and bank balances of the Group were RMB57,968 million, of which 92.0 per cent., 5.1 per cent. and 2.9 per cent. were denominated in RMB, US dollars and

      Hong Kong dollars, respectively. As at 30 June 2003, the Group's debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) was approximately 23.8 per cent., which represented a decrease of 2.2 percentage points from the end of 2002.

      At the end of June 2003, short-term and long-term borrowings of the Group totaled RMB57,390 million, representing a decrease of RMB3,590 million over year-end 2002. Of such borrowings, 25.0 per cent. will mature within one year, 14.9 per cent. will mature after one year but within two years,
      16.2 per cent. will mature after two years but within five years, and 43.9 per cent. will mature after five years. 54.3 per cent. and 45.7 per cent. of the borrowings were denominated in RMB (mainly represented by RMB denominated bonds, bank loans and finance leases) and US dollars (mainly represented by US dollar fixed rate notes, convertible notes and the balance of the deferred consideration for the acquisition of the eight provincial mobile telecommunications companies in 2002), respectively.
      60.8 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group was approximately 4 per cent. in the first half of 2003, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 25 times.

      The Group will continue to pursue prudent financial policies, strictly control financial risks, improve financial management procedures, maintain debts at a prudent level and enhance its capital structure.

2.    CAPITAL EXPENDITURE

      The Group's budgeted capital expenditure for 2003 (as part of a three-year rolling capital expenditure plan) is approximately US$5.6 billion. Due to the SARS outbreak, certain projects scheduled to be implemented in the first half of 2003 were delayed. Actual investments made in the first half of 2003 totaled approximately US$1.6 billion. Capital expenditure will be financed primarily by cash flow generated from operations.

      In order to facilitate further business development and explore new business opportunities, the Group has budgeted total capital expenditure of approximately US$15 billion for the period from 2003 through 2005. The capital expenditure is expected to be financed largely out of the Group's internal cash flow generated from operations. The Group will invest the planned capital expenditure primarily in the construction of GSM networks, support systems, transmission facilities and infrastructure buildings and the development of new technologies and new businesses.

3.    PERSONNEL EXPENSES

      The Group employed a total of 61,859 employees as of 30 June 2003. Personnel expenses for the period were RMB3,900 million, representing 5.1 per cent. of operating revenue, which was comparable with the pro-forma combined figure over the same period last year. Increased incentive compensation to outstanding employees enables the Group to retain and attract talented staff. Concurrently, the Group endeavored to effectively control total personnel expenses and maintain salaries at a level representing a reasonable percentage of operating revenue. In order to align the interests of staff with those of shareholders, the Company adopted a share option scheme to grant share options to employees. Further details of the share option scheme and the share options granted are set forth in Note 17 of the "Notes on the Unaudited Interim Accounts" and in the section "Other Information -- Directors', Chief Executive's and Employees' rights to acquire shares" in the interim report to be sent to shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim accounts for the six months ended 30 June 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company was not at any time during the six month ended 30 June 2003 in compliance with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 2 September 2003 to 4 September 2003. During this period, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Hong Kong Registrars Limited, at Rooms 1901-5, 19th floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on 1 September 2003. The interim dividends will be paid on 15 September 2003 to those shareholders on the register of members on 4 September 2003.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2003 Interim Report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course. The 2003 Interim Report will be despatched to shareholders as well as made available on the Company's website at http://www.chinamobilehk.com.

The 2003 interim financial information set out above does not constitute the Group's statutory accounts for the six months ended 30 June 2003 but is derived from the condensed financial statements for the six months ended 30 June 2003 to be included in the 2003 Interim Report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.